IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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                                          :
SUMMIT TRADING GROUP, LLC on              :
behalf of itself and all other similarly  :     C.A. No. 19856
situated,                                 :
                        Plaintiff,        :     CLASS ACTION COMPLAINT
                                          :     ----------------------
                                          :
            -against-                     :
                                          :
JACK D. HIGHTOWER, GEORGE G.              :
STALEY, HERBERT C. WILLIAMSON III,        :
TIMOTHY H. LING, DARRELL D.               :
CHESSUM, KEITH A COVINGTON,               :
GRAYDON H. LAUGHBAUM, H.D.                :
MAXWELL, UNOCAL CORPORATION,              :
UNION OIL COMPANY OF CALIFORNIA,          :
and PURE RESOURCES, INC.                  :
                                          :
                        Defendants.       :
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            Plaintiff, by and through its attorneys, alleges the following upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge:

                                  INTRODUCTION
                                  ------------

        1. This action arises out of an unlawful scheme and plan by Unocal Corporation ("Unocal"), which, through its subsidiary, Union Oil Company of California ("Union Oil"), owns or controls 65% of Pure Resources, Inc.
("Pure Resources" or the "Company"), to acquire the remaining ownership of the Company for grossly inadequate consideration and in breach of defendants' fiduciary duties.

                                   THE PARTIES
                                   -----------

        2. Plaintiff is and has been at all relevant times the owner of shares of the common stock of Pure Resources.

        3. Defendant Jack D. Hightower is and has been at all relevant times Chairman of the Board of Directors of Pure Resources as well as President and Chief Executive Officer of the Company.

        4. Defendant George G. Staley is and has been at all relevant times a director of Pure Resources and Executive Vice President of the Company.

        5. Defendant Timothy H. Ling is President and Chief Operating Officer of Unocal a Director of the Company.

        6. Defendant Darrell D. Chessum is a director of the Company and Treasurer of Unocal.

        7. Defendant Graydon H. Laughbaum is a Director of the Company and serves as an Advisor to Unocal.

        8. Defendants Herbert C. Williamson, III, Keith A. Covington, and H.D. Maxwell are and have been at all relevant times directors of Pure Resources.

        9. The Individual Defendants described in paragraphs 3-8 above are hereinafter collectively referred to as the "Individual Defendants."

        10. By virtue of their positions as directors and/or officers of Pure Resources, the Individual Defendants are in a fiduciary relationship with plaintiff and other public stockholders of the Company, and owe plaintiff and other members of the Class (defined below) the highest obligations of good faith, candor, loyalty and fair dealing.

        11. Pure Resources is a Delaware corporation with its principal executive offices located at 500 West Illinois Street, Midland, TX.

        12. Unocal is an oil and gas exploration and production company with operations in Asia and the United States, Gulf of Mexico, with interest in Canada.

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


        13. Defendant Union Oil explores, produces, transports and sells crude oil and natural gas in the United States and abroad.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

        14. Plaintiff brings this action individually and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all public stockholders of Pure Resources, and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

        15. This action is property maintainable as a class action.

            (a) The Class is so numerous that joinder of all members is impracticable. As of August 2, 2002, there were 50,353,000 shares of Pure Resources common stock outstanding, held by a substantial number of stockholders of record. Members of the Class are scattered through the United States;

            (b) There are questions of law and fact which are common to the Class, including inter alia, the following:
                 ----- ----

                (i) Whether Defendants have breached their fiduciary duties owed to plaintiff and the Class; and

                (ii) Whether plaintiff and the Class will be harmed irreparably by defendants wrongful conduct as alleged herein, absent injunctive relief from the Court;

            (c) Plaintiff is committed to the prosecution of this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

        16. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

        17. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS
                             -----------------------

        18. Pure Resources is an exploration and production company that develops and produces oil and natural gas in the United States.

        19. On or about August 20, 2002, Unocal announced that its board of directors had approved plans for its subsidiary, Union Oil, to acquire the approximately 35% of shares of the Company that are publicly traded for 0.6527 shares of Unocal common stock, or approximately $22.50 per share (the "Offer").

        20. Unocal's Offer is grossly inadequate in light of the Company's recent trading history. As recently as May 1, 2002, Pure Resources' shares traded as high as $23.60 per share.

        21. Moreover, the exchange ratio with an imputed value of $22.25 per share of Pure does not adequately value the Company in light of its recent, outstanding financial performance as announced on August 6, 2002, when the Company reported its Second Quarter 2002 results.

        22. In addition, the amount of the Offer is grossly inadequate in view of the Company's present results of operations, its financial condition, and the current price of oil in the public market.

        23. Because Unocal through Union Oil now controls approximately 65% of the Company's common shares, it can, as a practical matter, effectively force the Company to accept its grossly inadequate offer even in the face of opposition by a majority of the Company's public stockholders. Thus, a fully informed vote of the majority of the minority stockholders is crucial to shareholder democracy.

        24. The Individual Defendants' fiduciary obligations require them to:

            (a) undertake an appropriate evaluation of any bona fide offers, and take appropriate steps to solicit all potential bids for the Company or its assets, consider strategic alternatives and otherwise maximize shareholder value;

            (b) take appropriate steps to have any offer for the company reviewed independently, including appointing a truly disinterested committee and requiring a vote of a majority of the minority stockholders so that the interests of Pure Resources' public stockholders are protected; and

            (c) adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligations to the public stockholders of the Company.

        25. By virtue of the acts and conduct alleged herein, Unocal, Union Oil and the Individual Defendants are breaching their fiduciary duties by caring out a preconceived plan to protect and advance their own parochial interests at the expense of the Company's public shareholders by seeking to acquire Class members' shares for grossly inadequate consideration and in a procedurally unfair manner.

        26. Unless enjoined by this Court, defendants will breach their fiduciary duties owed to plaintiff and the other members of the Class and will benefit themselves in their corporate offices, all to the irreparable harm of the Class, as aforesaid.

        27. Plaintiff and the other members of the Class have no adequate remedy at law.

            WHEREFORE, plaintiff demands judgment as follows:

            A. declaring this to be a proper class action and certifying plaintiff as the Class representative;

            B. enjoining preliminarily and permanently the consummation of the proposed transaction or, alternatively, in the event that the proposed transaction is consummated, rescinding it and setting it aside or awarding rescissory damages;

            C. ordering defendants, jointly and severally, to account to plaintiff and the other members of the Class for all damages suffered and to be suffered by them as a result of defendants' wrongful conduct as alleged herein;

            D. awarding plaintiff the costs and disbursements of the action, including a reasonable allowance for plaintiff's attorney's fees and experts' fees; and

            E. granting such other and further relief as this Court may deem to be just and proper.

                                    ROSENTHAL MONHAIT GROSS &
                                     GODDESS, P.A.



                                    By:/s/ Carmella P. Keener
                                       ---------------------------
                                    919 N. Market Street, Suite 1401
                                    Wilmington, Delaware 19801
                                    (302) 656-4433
                                    Attorneys for Plaintiff
OF COUNSEL:

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

ENTWISTLE & CAPPUCCI LLP
299 Park Avenue
New York, New York 10171
(212) 894-7200







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